1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2013

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	April 25, 2013	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

REPORT FOR THE FIRST QUARTER OF 2013

IMPORTANT NOTICE

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance and the disclosure requirement under Rule 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”).

The board of directors (the “Board”), the supervisory committee, the directors (the “Directors”), the supervisors, and the senior management of Yanzhou Coal Mining Company Limited (“Yanzhou Coal”, “the Company” or “Company”) confirm that this announcement does not contain any misrepresentations, misleading statements or material omissions, and accept joint and several responsibilities for the authenticity, accuracy and completeness of its contents.

The report for the first quarter of 2013 of the Company (the “Report”) was considered and approved by the thirteenth meeting of the fifth session of the Board and all the eleven Directors attended the meeting.

The financial statements in the Report have not been audited.

“Reporting Period” means the period from 1 January to 31 March 2013.

The “Group” means the Company and its subsidiaries.

Mr. Li Weimin, Chairman of the Board, Mr. Wu Yuxiang, Chief Financial Officer, and Mr. Zhao Qingchun, deputy Chief Financial Officer and head of the Finance Department, hereby warrant the authenticity and completeness of the financial statements in the Report.

Summary of the unaudited results of the Group for the first quarter ended 31 March 2013 is set out as follows:

•	The Report is prepared in accordance with the relevant regulations on Disclosure of Information in Quarterly Reports for Listed Companies promulgated by the China Securities Regulatory Commission.

•

All financial information contained in the Report is prepared in accordance with the relevant requirements and interpretations under the Accounting Standards for Business Enterprises (2006) promulgated by the Ministry of Finance of the PRC. Shareholders of the Company (the “Shareholders”) and public investors should be aware of the different bases for reporting as adopted in this Report, the interim report and the annual report of the Company when trading in the shares of the Company.

•	Unless otherwise specified, the currency used in this Report is Renminbi (“RMB”).

•

For the first quarter of 2013, the operating income of the Group was RMB10.7714 billion, representing a decrease of RMB3.8838 billion or 26.5% as compared to the corresponding period of last year. Net profit attributable to the Shareholders was RMB480.6 million, representing a decrease of RMB1.6543 billion or 77.5% as compared to the corresponding period of last year.

•	The information in the Report is the same as the announcement published on the Shanghai Stock Exchange. This announcement is published simultaneously in the PRC and overseas.

§1	Basic Information of the Group

1.1	Major Accounting Data and Financial Indicators

	As at the end of the Reporting Period	As at the end of last year	Increase/decrease at the end of the Reporting Period as compared with the end of last year (%)

Total assets (RMB)	127,904,305,811	121,301,587,097	5.44
Shareholders’ equity excluding the equity of minority shareholders (RMB)	45,334,850,112	44,663,252,220	1.50
Net assets per share attributable to the Shareholders of the Company (RMB)	9.22	9.08	1.54

	From the beginning of the year to the end of the Reporting Period	Increase/decrease for the Reporting Period as compared with the same period last year (%)
Net cash flows from operating activities (RMB)	–1,993,219,171	–145.65
Net cash flows per share from operating activities (RMB)	–0.41	–146.07

	The Reporting Period	From the beginning of the year to the end of the Reporting Period	Increase/decrease for the Reporting Period as compared with the same period last year (%)
Net profit attributable to the Shareholders of the Company (RMB)	480,623,046	480,623,046	–77.49
Basic earnings per share (RMB)	0.098	0.098	–77.49
Basic earnings per share after deducting extraordinary profits and losses (RMB)	0.094	0.094	–78.85
Weighted average return on net assets (%)	1.07	1.07	Decrease in 3.78 percentage point
Weighted average return on net assets after deducting extraordinary profits and losses (%)	1.03	1.03	Decrease in 3.93 percentage point

Extraordinary profits and losses items	Amount from the beginning of the year to the end of the Reporting Period (RMB)
Net Gains on disposal of non-current assets	–1,341,842
Government grant	7,645,658
Change in fair value of CVR	17,177,974
Other non-operating income and expenses excluding the above items	1,288,329

Subtotal	24,770,119

Less: Effect of income tax	5,738,572

Total amount of extraordinary profits and losses	19,031,547

Including: amount attributable to the Shareholders of the Company	19,316,751

Note:

1. In May 2012, the Company acquired the entire assets of Beisu coal mine and Yangcun coal mine owned by Yankuang Group Company Limited. Pursuant to the provisions of Chinese Accounting Standards, the acquisition constituted a merger of entities under common control. Therefore, according to relevant requirements, the Company made retroactive adjustment on relevant items in financial statements of the Report.

2. In 2013, the Group consolidated financial statements of Inner Mongolia Haosheng Coal Mining Company Limited (“Haosheng Company”) and Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd.

The impact of exchange gains or losses on net profit attributable to the Shareholders:

	Unit: RMB ’000
	The first quarter of 2013	The first quarter of 2012	Increase/ decrease (%)
Exchange gains or losses	175,467	461,091	–61.95
The impact of exchange gains or losses on net profit	122,695	322,767	–61.99

1.2	Total number of Shareholders at the end of the Reporting Period and the top 10 Shareholders holding tradable shares of the Company which are not subject to trading moratorium

Total number of Shareholders at the end of the Reporting Period	107,016
Top 10 Shareholders holding tradable shares of the Company which are not subject to trading moratorium

Full Name of Shareholders	Number of tradable shares not subject to trading moratorium at the end of the Reporting Period (shares)	Classes of shares held (A shares, B shares , H shares or others)

HKSCC Nominees Limited	1,951,856,345	H shares

ICBC-Shanghai Stock 50 Transactional Open-end Index Securities Investment Fund	4,133,329	A shares

BOC-Jiashi CSI300 Transactional Open-end Index Securities Investment Fund	3,952,097	A shares

Southern Dongying Asset Management Co., Ltd – China Southern Fushi A50ETF	2,884,644	A shares

Shandong International Trust Co., Ltd.	2,410,000	A shares

ICBC-China CSI300 Transactional Open-end Index Securities Investment Fund	2,165,000	A shares

UBS AG	1,954,627	A shares

ICBC-Huataiborui CSI300 Transactional Open-end Index Securities Investment Fund	1,727,246	A shares

E Fund Assets Administration (Hong Kong) Co., Ltd.-E Fund CSI 100 A-Share Index ETF	1,672,011	A shares

New China Life Insurance Co., Ltd.-universal insurance-018L-WN001-Shanghai	1,641,303	A shares

As the clearing and settlement agent for the Company’s H shares, HKSCC Nominees Limited holds the Company’s H shares in the capacity of a nominee. The following table sets out the shareholdings of the H share substantial shareholders of the Company as at 31 March 2013:

Name of substantial Shareholders	Class of shares	Capacity	Number of shares held (shares)	Nature of interests	Percentage in the H share capital of the Company	Percentage in total share capital of the Company
Templeton Asset Management Ltd.	H shares	Investment manager	254,108,032	Long position	12.98%	5.12%
JPMorgan Chase & Co.	H shares	Beneficial owner	39,271,573	Long position	2.01%	0.80%
			30,421,943	Short position	1.55%	0.62%
		Investment manager	575,468	Long position	0.03%	0.01%
		Custodian corporation/ Approved lending agent	156,226,701	Long position	7.98%	3.18%
Deutsche Bank Aktiengesellschaft	H shares	Beneficial owner	76,787,233	Long position	3.93%	1.56%
			59,487,875	Short position	3.04%	1.21%
		Interest of controlled corporations	1,079,830	Long position	0.06%	0.02%
		Person having a security interest in shares	44,962,105	Long position	2.30%	0.91%
			37,476,833	Short position	1.92%	0.76%
		Custodian corporation/ Approved lending agent	5,660,000	Long position	0.29%	0.12%
BNP Paribas Investment Partners SA	H shares	Investment manager	117,641,207	Long position	6.00%	2.39%
BlackRock, Inc.	H shares	Interest of controlled corporations	98,027,637	Long position	5.00%	1.99%
			49,860,751	Short position	2.54%	1.01%

Note: Information disclosed hereby is based on information available on the website of Hong Kong Stock Exchange at www.hkex.com.hk.

§2	Significant Matters

2.1	General Operating Performance of the Group

2.1.1 Major Operating Data

Items	First quarter		Increase/decrease (%)
	2013	2012
1. Coal business (kilotonne)
Raw coal production	16,741	16,214	3.25
Saleable coal production	14,909	15,233	–2.13
Sales volume of saleable coal	17,529	21,387	–18.04
2. Railway transportation business (kilotonne)
Transportation volume	4,315	4,524	–4.62
3. Coal chemicals business (kilotonne)
Methanol production	171	172	–0.58
Sales volume	155	170	–8.82
4. Electrical power business (10,000kWh)
Power generation	33,015	31,933	3.39
Electricity sold	22,498	21,254	5.85
5. Heat business (10,000 steam tonnes)
Heat generation	81	82	–1.22
Heat sold	2	16	–87.50

2.1.2 Operating Performance of the Principal Businesses of the Group - by Segment

1.	Coal business

(1)	Coal Production and Sales

For the first quarter of 2013, the raw coal production of the Group was 16.74 million tonnes, representing an increase of 0.53 million tonnes or 3.3% as compared with the corresponding period of last year. The output of saleable coal was 14.91 million tonnes, representing a decrease of 0.32 million tonnes or 2.1% as compared with the corresponding period of last year. Saleable coal sales volume was 17.53 million tonnes, representing a decrease of 3.86 million tonnes or 18.0% as compared with the corresponding period of last year, among which, 0.31 million tonnes were sold in the internal market, 17.22 million tonnes were sold in the external market.

The following table sets out the coal production and coal sales of the Group for the first quarter of 2013:

	Unit: kilotonne
Items	The first quarter		Increase/decrease (%)
	2013	2012
I. Raw coal production	16,741	16,214	3.25
1. The Company	8,408	8,425	–0.20
2. Shanxi Neng Hua	316	331	–4.53
3. Heze Neng Hua‚	691	731	–5.47
4. Ordos Neng Huaƒ	933	1,851	–49.59
5. Yancoal Australia„	4,961	4,374	13.42
6. Yancoal International…	1,432	—	—
7. Increase from retroactive adjustment to acquisition under common control	—	502	—
II. Saleable coal production	14,909	15,233	–2.13
1. The Company	8,385	8,399	–0.17
2. Shanxi Neng Hua	307	323	–4.95
3. Heze Neng Hua	583	684	–14.77
4. Ordos Neng Hua	933	1,851	–49.59
5. Yancoal Australia	3,330	3,479	–4.28
6. Yancoal International	1,371	—	—
7. Increase from retroactive adjustment to acquisition under common control	—	497	—
III. Saleable coal sales volume	17,529	21,387	–18.04
1. The Company	7,500	8,352	–10.20
2. Shanxi Neng Hua	244	272	–10.29
3. Heze Neng Hua	536	673	–20.36
4. Ordos Neng Hua	873	1,851	–52.84
5. Yancoal Australia	3,049	3,835	–20.50
6. Yancoal International	1,296	—	—
7. Externally purchased coal	4,031	5,910	–31.79
8. Increase from retroactive adjustment to acquisition under common control	—	494	—

Note:

	Shanxi Neng Hua refers to Yanzhou Coal Shanxi Neng Hua Company Limited;
‚	Heze Neng Hua refers to Yanmei Heze Neng Hua Company Limited;
ƒ	Ordos Neng Hua refers to Yanzhou Coal Ordos Neng Hua Company Limited;
„	Yancoal Australia refers to Yancoal Australia Limited;
…	Yancoal International refers to Yancoal International (Holding) Co., Ltd.

(2)	Coal Prices

Impacted by the domestic and international coal markets, the coal price of the Group decreased in the first quarter of 2013 as compared to the corresponding period of last year.

			Unit: RMB/tonne
	The first quarter			2012
	2013	2012	Increase/ decrease (%)
1. The Company	595.19	691.56	–13.94	612.49
2. Shanxi Neng Hua	332.36	468.21	–29.01	349.59
3. Heze Neng Hua	717.44	844.93	–15.09	725.37
4. Ordos Neng Hua	222.43	277.16	–19.75	237.28
5. Yancoal Australia	627.98	653.60	–3.92	647.81
6. Yancoal International	301.04	—	—	335.35
7. Externally purchased coal	660.26	706.35	–6.53	665.82
8. Increase from retroactive adjustment to acquisition under common control	—	608.70	—	607.13
Average product price of the Group	575.62	653.05	–11.86	599.34

(3)	Cost of Coal Sales

In the first quarter of 2013, the cost of coal sales business of the Group was RMB7.4136 billion, representing a decrease of RMB1.858 billion or 20.0% as compared with the corresponding period of 2012. This was mainly due to: (1) a decrease of the sales volume of externally purchased coal resulting in a decrease of the cost of sales of RMB1.5091 billion; (2) a decrease of coal sales volume of the Company and the measure of developing potential and enhancing profitability resulting in a decrease of the cost of coal sales of RMB360.4 million.

		Unit: RMB’000, RMB/tonne
Items		The first quarter		Increase/ decrease (%)
		2013	2012
The Company	Total cost of sales	2,371,154	2,731,556	–13.19
	Cost of sales per tonne	316.15	327.06	–3.34
Shanxi Neng Hua	Total cost of sales	68,594	87,093	–21.24
	Cost of sales per tonne	280.88	319.67	–12.13
Heze Neng Hua	Total cost of sales	275,596	315,713	–12.71
	Cost of sales per tonne	514.60	468.87	9.75
Ordos Neng Hua	Total cost of sales	176,017	327,668	–46.28
	Cost of sales per tonne	201.64	177.04	13.90
Yancoal Australia	Total cost of sales	1,667,207	1,547,356	7.75
	Cost of sales per tonne	546.74	403.50	35.50
Yancoal International	Total cost of sales	355,658	—	—
	Cost of sales per tonne	274.39	—	—
Externally purchased coal	Total cost of sales	2,652,583	4,161,654	–36.26
	Cost of sales per tonne	657.98	704.19	–6.56

In the first quarter of 2013, the cost of coal sales business of Yancoal Australia was RMB1.6672 billion, representing an increase of RMB119.9 million or 7.7% as compared with the corresponding period of 2012. The cost of coal sales per tonne was RMB546.74, representing an increase of RMB143.24 or 35.5% as compared with the corresponding period of 2012. This was mainly due to: (1) the structural change of the merger of Yancoal Australia and Gloucester Coal Ltd. (“Gloucester”) in June 2012, which excluded Syntech coal mine and Premier coal mine and newly incorporated Donaldson mine and Gloucester mine resulted in the increase of the cost sales per tonne during the reporting period as compared with the corresponding period of 2012; (2) the sales volume of Yancoal Australia decreased by 0.79 million tonnes or 20.5% as compared with the corresponding period of 2012 resulting in the increase of fixed cost per unit.

In the first quarter of 2013, the total cost of coal sales business of Ordos Neng Hua and externally purchased coal significantly decreased as compared with the corresponding period of 2012, which was mainly due to the decrease of sales volume.

2.	Railway transportation

In the first quarter of 2013, the transportation volume of the Company’s railway assets for coal transportation was 4.32 million tonnes, representing a decrease of 0.21 million tonnes or 4.6% as compared with the corresponding period of 2012. The Company realized income from railway transportation services of RMB103 million, representing a decrease of RMB14.714 million or 12.5% as compared with the corresponding period of 2012. The cost of railway transportation business was RMB82.01 million, representing an increase of RMB4.556 million or 5.9%.

3.	Coal chemicals business

The following table sets out the operation of methanol business of the Group for the first quarter of 2013:

	Production volume (Kilotonne)			Sales volume (Kilotonne)
	First quarter of 2013	First quarter of 2012	Increase/ decrease (%)	First quarter of 2013	First quarter of 2012	Increase/ decrease (%)
1.Yulin Neng Hua	171	153	11.76	155	152	1.97
2.Shanxi Neng Hua‚	—	19	—	—	18	—

Note:  Yulin Neng Hua refers to Yanzhou Coal Yulin Neng Hua Company Limited;

‚	The methanol project of Shanxi Neng Hua has ceased production since April 2012. The transaction is currently in the process of performing the procedure for sale on the equity exchange.

	Sales Income (RMB’000)			Cost of Sales (RMB’000)
	First quarter of 2013	First quarter of 2012	Increase/ decrease (%)	First quarter of 2013	First quarter of 2012	Increase/ decrease (%)
1.Yulin Neng Hua	278,319	289,997	–4.03	218,462	235,215	–7.12
2.Shanxi Neng Hua	—	36,836	—	—	38,520	—

4.	Power business

The following table sets out the operation of power business of the Group for the first quarter of 2013:

	Power generation (10,000 kWh)			Electricity sold (10,000 kWh)
	First quarter of 2013	First quarter of 2012	Increase/ decrease (%)	First quarter of 2013	First quarter of 2012	Increase/ decrease (%)
1. Hua Ju Energy	26,535	24,777	7.10	22,498	20,813	8.10
2. Yulin Neng Hua‚	6,480	7,156	–9.45	—	441	—

Note:  Hua Ju Energy refers to Shandong Hua Ju Energy Company Limited;

‚	During the reporting period, there was no product of the power plant of Yulin Neng Hua sold externally.

	Sales Income(RMB’000)			Cost of Sales(RMB’000)
	First quarter of 2013	First quarter of 2012	Increase/ decrease (%)	First quarter of 2013	First quarter of 2012	Increase/ decrease (%)
1. Hua Ju Energy	85,942	79,803	7.69	46,015	53,988	–14.77
2. Yulin Neng Hua	—	1,101	—	—	1,488	—

5.	Heat business

In the first quarter of 2013, Hua Ju Energy generated heat energy of 810 thousand steam tonnes and sold 20 thousand steam tonnes, generating sales income of RMB5.319 million, with the cost of sales at RMB2.559 million.

2.2	Significant movements of the accounting items and financial indicators of the Group and the reasons thereof

2.2.1. Significant movements in items of balance sheet and the reasons thereof

			Unit: RMB’000
	31 March 2013		1 January 2013		Increase/ decrease (%)
	RMB’000	Percentage of total assets(%)	RMB’000	Percentage of total assets (%)
Bills receivable	4,422,993	3.46	6,533,200	5.39	–32.30
Accounts receivable	1,390,839	1.09	926,403	0.76	50.13
Prepayments	2,817,234	2.20	692,043	0.57	307.09
Other receivables	664,466	0.52	3,595,462	2.96	–81.52
Inventories	2,100,996	1.64	1,565,531	1.29	34.20
Construction in progress	29,837,834	23.33	17,261,615	14.23	72.86
Bills payable	27,715	0.02	3,905,148	3.22	–99.29
Accounts payable	2,088,027	1.63	3,004,847	2.48	–30.51
Advances from customers	667,119	0.52	1,368,734	1.13	–51.26
Other payables	5,756,185	4.50	3,205,528	2.64	79.57
Deferred tax liabilities	10,794,069	8.44	7,747,146	6.39	39.33
Other non-current liabilities	8,073	0.01	1,460,580	1.20	–99.45

At 31 March 2013, the Group’s bills receivable were RMB4.423 billion, representing a decrease of RMB2.1102 billion or 32.3% as compared with that of the beginning of the year. This was mainly due to: (1) the increase of payment by bank acceptance to suppliers; (2) discounting of bank acceptance by RMB572.2 million.

At 31 March 2013, the Group’s accounts receivable were RMB1.3908 billion, representing an increase of RMB464.4 million or 50.1% as compared with that of the beginning of the year. This was mainly due to the increase of accounts receivable for coal sales by RMB404.6 million.

At 31 March 2013, the Group’s prepayment was RMB2.8172 billion, representing an increase of RMB2.1252 billion or 307.1% as compared with that of the beginning of the year. This was mainly due to the increase of prepayment for externally purchased coal by RMB2.0033 billion.

At 31 March 2013, the Group’s other receivables were RMB664.5 million, representing a decrease of RMB2.931 billion or 81.5% as compared with that of the beginning of the year. This was mainly due to the fact that the prepayment of previous year for equity acquisition and capital increase of Haosheng Company of RMB2.9828 billion was transferred into long-term equity investment as Haosheng Company has been incorporated in consolidated financial statements of the Company.

At 31 March 2013, the Group’s inventory was RMB2.101 billion, representing an increase of RMB535.5 million or 34.2% as compared with that of the beginning of the year. This was mainly due to the increase of coal stock.

At 31 March 2013, the Group’s construction in progress was RMB29.8378 billion, representing an increase of RMB12.5762 billion or 72.9% as compared with that of the beginning of the year. This was mainly due to the new increase of exploration rights of Haosheng Company by RMB12.0897 billion.

At 31 March 2013, the Group’s bills payable were RMB27.715 million, representing a decrease of RMB3.8774 billion or 99.3% as compared with that of the beginning of the year. This was mainly due to the payment of capital fund payable to Gloucester’s former shareholders of RMB3.8366 billion during the reporting period.

At 31 March 2013, the Group’s accounts payable were RMB2.088 billion, representing a decrease of RMB916.8 million or 30.5% as compared with that of the beginning of the year. This was mainly due to: (1) trade accounts payable of the Company decreased by RMB393 million; (2) trade accounts payable of Yancoal Australia decreased by RMB212.4 million; (3) trade accounts payable of Yancoal International decreased by RMB278.9 million.

At 31 March 2013, the Group’s advances received were RMB667.1 million, representing a decrease of RMB701.6 million or 51.3% as compared with that of the beginning of the year. This was mainly due to the decrease of advances received from coal sales.

At 31 March 2013, the Group’s other payables were RMB5.7562 billion, representing an increase of RMB2.5507 billion or 79.6% as compared with that of the beginning of the year. This was mainly due to: (1) the unpaid consideration of RMB3.1282 billion for acquisition of Haosheng Company was listed in the item of other payables as Haosheng Company has been incorporated in consolidated financial statements of the Company; (2) the Company paid RMB595.3 million to suppliers for debts occurred in previous periods.

At 31 March 2013, the Group’s deferred tax liabilities were RMB10.7941 billion, representing an increase of RMB3.0469 billion or 39.3% as compared with that of the beginning of the year. This was mainly due to the fact that mining rights assessment appreciation of Haosheng Company led to an increase of deferred tax liabilities by RMB3.0224 billion.

At 31 March 2013, the Group’s other non-current liabilities were RMB8.073 million, representing a decrease of RMB1.4525 billion or 99.5% as compared with that of the beginning of the year. This was mainly due to the fact that contingent value right issued for the merger of Yancoal Australia and Gloucester was transferred into non-current liabilities due within one year during the reporting period, of which balance at the beginning of the year was RMB1.4322 billion.

2.2.2 Significant movements of items in the income statement and the reasons thereof

				Unit: RMB’000
	First quarter of 2013	First quarter of 2012	Increase/ decrease (%)	Main reasons for change
Operating income	10,771,369	14,655,187	–26.50

 The operating income decreased by RMB1.1197 billion due to the decrease of the sales volume of coal produced by the Group.

‚ The operating income decreased by RMB928.2 million due to the decrease of the price of coal produced by the Group.

ƒ The operating income decreased by RMB1.5126 billion due to the decrease of the sales volume of externally purchased coal.

Cost of operation	8,144,737	10,047,739	–18.94	The sales volume of coal decreased.

Business tax and surcharges	119,791	170,216	–29.62	The coal sales volume and sales income decreased.

Financial expense	182,071	–252,493	—

 The exchange gains decreased by RMB285.6 million as compared with that of the same period of last year.

‚ The interest payment increased by RMB134.8 million as compared with that of the same period of last year.

Assets impairment loss	–103,830	—	—	The assets impairment provision accrued by Yancoal Australia was partly released.

Income from investment	–100,132	15,321	–753.57	The long-term equity investment calculated on the basis of equity method of Yancoal Australia had a loss of RMB130.8 million.

Income tax expense	177,331	843,497	–78.98	The taxable income decreased.

2. 2. 3 Significant movements of items in cash flow statement and the reasons thereof

				Unit: RMB’000
	First quarter of 2013	First quarter of 2012	Increase/ decrease (%)	Main reasons for change
Net cash flows from operating activities	–1,993,219	4,366,074	–145.65

 Cash from sales of goods and rendering of services decreased by RMB7.2593 billion as compared with that of the corresponding period last year.

‚ Cash paid for the purchasing of commodities and services decreased by RMB1.1961 billion as compared with that of the corresponding period last year.

Net cash flows from investing activities	–740,882	–1,491,076	–50.31

 The net cash outflow decreased by RMB1.2422 billion as compared with that of the corresponding period last year, which was due to the change of limited deposit.

‚ The net cash outflow from payment for acquisition of assets and equity interests increased by RMB497.4 million as compared with that of the corresponding period last year.

Net cash flows from financing activities	–301,080	1,358,187	–122.17

 Cash from borrowing increased by RMB1.6432 billion as compared with that of the corresponding period last year.

‚ Cash paid for debts increased by RMB3.4922 billion as compared with that of the corresponding period last year.

ƒ Cash paid for interests decreased by RMB200.8 million as compared with that of the corresponding period last year.

Net increase in cash and cash equivalents	–3,073,378	4,285,299	–171.72	—

2.3	Progress and impact of significant events and analysis of resolution

2.3.1 Entering into Financial Services Agreement with Yankuang Group Finance Company Limited

As approved at the twelfth meeting of the fifth session of the Board on 22 March 2013, the Company and Yankuang Group Finance Company Limited entered into the financial services agreement, pursuant to which the parties agreed on the terms of the continuing connected transactions including the deposits, borrowings and settlement services.

For details, please refer to announcements of the Company in relation to the resolutions passed at the twelfth meeting of the fifth session of the board of directors and continuing connected transactions dated on 22 March 2013. The above mentioned announcements have been posted on Shanghai Stock Exchange’s website, Hong Kong Stock Exchange’s website, the Company’s website and/or China Securities Journal, Shanghai Securities News.

2.3.2 Amendment to the Rules for Disclosure of Information of Yanzhou Coal Mining Co., Ltd.

As approved at the twelfth meeting of the fifth session of the Board on 22 March, 2013, pursuant to the requirements of overseas regulatory rules, the Company has amended and optimized the terms in relation to the management and disclosure of inside information in the Rules for Disclosure of Information of Yanzhou Coal Mining Company Limited.

2.3.3 Authorize the Company to carry out financing activities

At the twelfth meeting of the fifth session of the Board on 22 March 2013, the Company was approved to carry out financing activities of an aggregate amount not exceeding RMB30 billion and provide financing guarantee for its wholly-owned subsidiaries of an aggregate amount not exceeding USD2 billion and submitted this to the 2012 annual general meeting of the Company for discussion and consideration. At the thirteenth meeting of the fifth session of the Board on 25 April 2013, the guaranteed party for the financing capital of USD1 billion was changed from Yancoal International Resources Development Co., Limited to Yancoal International Trading Co., Limited.

For details, please refer to announcements of the Company in relation to the resolutions passed at the twelfth meeting of the fifth session of the board of directors of Yanzhou Coal Mining Company Limited and submitting the proposal of authorizing the Company to provide financing guarantees to its wholly-owned subsidiaries to the annual general meeting of the Company dated on 22 March 2013 and announcement of the Company in relation to provision of guarantees dated 25 April 2013. The above mentioned announcements have been posted on Shanghai Stock Exchange’s website, Hong Kong Stock Exchange’s website, the Company’s website and/or China Securities Journal, Shanghai Securities News.

2.4	Warning and explanation on reasons for possible loss in accumulated net profit expected to be recorded from the beginning of the year to the end of the next reporting period or material change as compared with those of the corresponding period last year.

Due to the decrease of coal price in domestic and overseas markets, net profit attributable to Shareholders in the first half of 2013 is expected to be reduced more than 75% as compared with the same period of 2012. The net profit attributable to Shareholders in the first half of 2012 was RMB4.9062 billion, which has been disclosed in the 2012 interim report of the Company.

2.5	Implementation of cash dividend payment policy during the reporting period

To reward Shareholders for their long-term support, and be consistent with the Company’s previous dividend policies, the Board proposed to declare a cash dividend of RMB1.7706 billion (tax inclusive) or RMB0.36 per share (tax inclusive) for the year 2012. The proposed dividend distribution will be considered at the 2012 annual general meeting of the Company, and will be distributed to all Shareholders within two months (if passed) after that annual general meeting.

§3	Directors

As at the date of this announcement, the directors of the Company are Mr. Li Weimin, Mr. Wang Xin, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing. The independent non-executive directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr.Wang Xiaojun and Mr. Xue Youzhi.

25 April 2013

Yanzhou Coal Mining Company Limited
Li Weimin

Chairman of the Board

Appendices:

Consolidated Balance Sheet

March 31, 2013

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

Items	AS AT 31 MAR 2013	AS AT 1 JAN 2013
CURRENT ASSET:
Cash at bank and on hand	11,899,489,832	16,094,404,446
Tradable financial asset
Notes receivable	4,422,992,709	6,533,199,881
Accounts receivable	1,390,839,245	926,402,771
Prepayments	2,817,234,169	692,043,306
Interest receivable	9,862,811	21,408,568
Dividends receivable
Other receivables	664,466,217	3,595,461,780
Purchase of resold financial assets
Inventories	2,100,996,025	1,565,530,764
Non-current assets due within one year
Other current assets	4,191,084,042	3,617,822,205

TOTAL CURRENT ASSETS	27,496,965,050	33,046,273,721

NON CURRENT ASSETS:
Offering loan and advance
Available-for-sale financial assets	170,179,762	167,893,280
Held-to-maturity investments
Long-term accounts receivable	2,126,376,912	1,989,011,581
Long-term equity investments	3,486,612,279	3,750,443,460
Investment real estate
Fixed assets	24,433,898,709	24,678,476,850
Construction in progress	29,837,834,225	17,261,615,067
Construction materials	80,799,005	75,492,381
Disposal of fixed assets
Productive biological assets
Oil gas assets
Intangible assets	30,728,656,142	31,036,002,185
Development expenditure
Goodwill	1,332,468,652	1,333,113,688
Long-term deferred expenses	44,646,772	45,154,622
Deferred tax assets	6,787,090,585	6,558,987,653
Other non-current assets	1,378,777,718	1,359,122,610

TOTAL NON-CURRENT ASSETS	100,407,340,761	88,255,313,377

TOTAL ASSETS	127,904,305,811	121,301,587,098

The financial statements from pages 20 to 29 are signed by the following responsible officers: Legal Representative of the Company: Li Weimin Chief Financial Officer: Wu Yuxiang Head of Accounting Department: Zhao Qingchun

Consolidated Balance Sheet (continued)

March 31, 2013

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

Items	AS AT MAR 31 2013	AS AT JAN 1 2013
CURRENT LIABILITIES:
Short-term borrowings	3,883,234,395	4,386,253,208
Tradable financial liabilities
Notes payable	27,714,608	3,905,148,273
Accounts payable	2,088,027,078	3,004,846,548
Advances from customers	667,118,749	1,368,733,637
Salaries and wages payable	1,216,736,774	1,087,750,200
Taxes payable	221,875,881	855,626,011
Interest payable	628,065,610	458,189,885
Dividends payable	90,609	90,609
Other payables	5,756,185,154	3,205,528,299
Non-current liabilities due within one year	7,669,469,620	6,278,469,664
Other current liabilities	3,787,671,381	3,744,701,500

TOTAL CURRENT LIABILITIES	25,946,189,859	28,295,337,834

NON-CURRENT LIABILITIES:
Long-term borrowings	25,991,809,692	21,843,506,363
Bonds payable	11,224,464,120	11,237,835,120
Long-term payables	1,898,657,750	1,835,647,310
Special accounts payable
Accrued liabilities	883,862,827	892,109,414
Deferred tax liabilities	10,794,068,649	7,747,146,276
Other non-current liabilities	8,072,685	1,460,580,249

TOTAL NON CURRENT LIABILITIES	50,800,935,723	45,016,824,732

TOTAL LIABILITIES	76,747,125,582	73,312,162,566

SHAREHOLDERS’ EQUITY:
Share capital	4,918,400,000	4,918,400,000
Capital reserves	3,453,277,958	3,402,026,722
Less: treasury stock
Special reserves	3,304,266,527	3,074,316,044
Surplus reserves	4,983,461,072	4,983,461,072
Provision for general risk
Undistributed profits	28,844,778,594	28,364,155,548
Translation reserve	–169,334,039	–79,107,166

Total Equity attributable to shareholders of the Company	45,334,850,112	44,663,252,220

Minority interest	5,822,330,117	3,326,172,312

TOTAL SHAREHOLDERS’ EQUITY	51,157,180,229	47,989,424,532

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	127,904,305,811	121,301,587,098

Balance Sheet of the Company

March 31, 2013

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

Items	AS AT MAR 31, 2013	AS AT JAN 1, 2013

CURRENT ASSET:

Cash at bank and on hand	9,592,940,811	12,499,217,088
Tradable financial assets
Notes receivable	4,330,721,453	6,417,995,607
Accounts receivable	529,132,757	124,552,897
Prepayments	1,767,353,225	41,942,059
Interests receivable	550,400,418	444,193,921
Dividends receivable	99,666	99,666
Other receivable	11,059,838,254	10,443,434,474
Inventories	668,618,006	385,505,252
Non-current assets due within one year
Other current assets	2,793,302,181	2,490,531,458

TOTAL CURRENT ASSETS	31,292,406,771	32,847,472,422

NON CURRENT ASSETS:

Available-for-sale financial assets	169,857,121	167,571,250
Hold-to-maturity investment	9,772,000,000	9,533,000,000
Long-term accounts receivable
Long-term equity investments	22,351,748,291	15,031,554,824
Investment real estate
Fixed assets	6,735,996,308	6,999,110,731
Construction in progress	262,257,033	117,752,887
Materials construction	1,259,016	1,259,016
Disposal of fixed assets
Productive biological assets
Oil gas assets
Intangible assets	2,516,669,726	2,562,229,286
Development expenditure
Goodwill
Long-term deferred expenses	57,500	59,375
Deferred tax assets	1,855,997,755	1,782,228,741
Other non-current assets	117,925,900	117,925,900

TOTAL NON CURRENT ASSETS	43,783,768,650	36,312,692,010

TOTAL ASSETS	75,076,175,421	69,160,164,432

Balance Sheet of the Company (continued)

March 31, 2013

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

Items	AS AT MAR 31, 2013	AS AT JAN 1, 2013

CURRENT LIABILITIES:

Short-term borrowings	2,610,431,679	3,110,431,679
Tradable financial liabilities	97,368,015	114,420,572
Notes payable	27,714,608	68,537,412
Accounts payable	604,415,251	997,432,294
Advances from customers	577,633,429	1,207,126,925
Salaries and wages payable	599,606,844	527,240,907
Taxes payable	609,714,325	1,214,552,200
Interest payable	228,955,621	138,144,477
Dividends payable
Other payables	5,826,540,040	3,416,921,962
Non-current liabilities due within one year	4,426,144,959	3,012,507,022
Other current liabilities	3,525,280,017	3,405,778,261

TOTAL CURRENT LIABILITIES	19,133,804,788	17,213,093,711

NON-CURRENT LIABILITIES:
Long-term borrowings	8,148,412,532	3,777,666,667
Bonds payable	4,954,500,000	4,953,000,000
Long-term payable	1,603,689,302	1,585,139,200
Special accounts payable
Accrued liabilities
Deferred tax liabilities	22,704,913	22,133,445
Other non-current liabilities	1,932,666	1,452,940,228

TOTAL NON-CURRENT LIABILITIES	14,731,239,413	11,790,879,540

TOTAL LIABILITIES	33,865,044,201	29,003,973,251

SHAREHOLDERS’ EQUITY:
Share capital	4,918,400,000	4,918,400,000
Capital reserves	3,829,047,976	3,827,333,573

Less: treasury stock

Special reserves	2,916,638,355	2,739,037,917
Surplus reserves	4,938,351,034	4,938,351,034
Provision for general risk
Undistributed profits	24,608,693,855	23,733,068,657

TOTAL SHAREHOLDERS’ EQUITY	41,211,131,220	40,156,191,181

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	75,076,175,421	69,160,164,432

Consolidated Income Statement

The first quarter of 2013

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

Items	The first quarter of 2013	The first quarter of 2012

1. TOTAL OPERATING REVENUE	10,771,368,645	14,655,187,220

Including: operating revenue	10,771,368,645	14,655,187,220

2. TOTAL OPERATING COST	10,097,733,626	11,691,979,749

Including: Operating cost	8,144,736,550	10,047,738,872
Operating taxes and surcharges	119,791,410	170,216,183
Selling expense	718,413,469	585,924,398
General and administrative expenses	1,036,551,689	1,140,593,769
Financial expenses	182,070,520	–252,493,473
Impairment loss of assets	–103,830,012
Add: Gain on fair value change (The loss is listed beginning with “–”)	17,177,974
Investment income (The loss is listed beginning with “–”)	–100,131,704	15,320,778
Including: Investment income of associates and joint ventures	–100,131,704	15,320,778
Profit on exchange (The loss is listed beginning with “–”)

3. Operating profit (The loss is listed beginning with “–”)	590,681,289	2,978,528,249

Add: Non-operating revenue	14,537,779	19,935,243

Less: Non-operating expenditures	6,945,634	4,456,249
Including: Losses on disposal of non-current assets	2,111,497	492,143

4. Total profit (The total loss is listed beginning with “–”)	598,273,434	2,994,007,243

Less: Income tax	177,331,268	843,497,418

5. Net profit (The net loss is listed beginning with “–”)	420,942,166	2,150,509,825

Net profit attributed to shareholders of the Company	480,623,046	2,134,956,970
Minority interest	–59,680,880	15,552,855

6. Earnings per share

(1) Earnings per share, basic	0.0977	0.4341

(2) Earnings per share, diluted	0.0977	0.4341

7. Other comprehensive income	–38,975,637	187,691,772

8. Total comprehensive income	381,966,529	2,338,201,597

Comprehensive gains attributable to shareholders of the Company	441,647,409	2,322,648,742
Comprehensive gains and loss attributable to minority interest	–59,680,880	15,552,855

Income Statement of the Company

The first quarter of 2013

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

Items	The first quarter of 2013	The first quarter of 2012

1. TOTAL OPERATING REVENUE	7,216,504,146	10,330,703,551

Less: Operating cost	5,168,024,179	7,296,866,764
Operating taxes and surcharges	98,267,625	132,420,531
Selling expense	60,134,873	84,831,777
General and administrative expense	740,979,617	787,121,225
Financial expense	183,742,739	121,430,272
Impairment loss of assets
Add: Gain from the fair value changes (The loss is listed beginning with “–”)	34,222,247	–3,958,814
Investment income (The loss is listed beginning with “–”)	182,856,283	158,442,759
Including: Investment income of associates and joint ventures	30,657,467	15,320,778

2. Operating profit (The loss is listed beginning with “–”)	1,182,433,643	2,062,516,927
Add: Non-operating income	1,108,708	3,861,511
Less: Non-operating expense	2,153,213	561,953
Including: Loss on disposal of non-current assets	2,032,415	—

3. Total profit (The total loss is listed beginning with “–”)	1,181,389,138	2,065,816,485

Less: Income tax	305,763,940	521,290,603
4. Net profit (The net loss is listed beginning with “–”)	875,625,198	1,544,525,882
5. Earnings per share

(1) Earnings per share, basic	0.1780	0.3140

(2) Earnings per share, diluted	0.1780	0.3140

6. Other comprehensive income	1,714,403	–7,132,414

.7. Total comprehensive income	877,339,601	1,537,393,468

Consolidated Cash Flow Statement

The first quarter of 2013

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

Items	The first quarter of 2013	The first quarter of 2012

1. CASH FLOW FROM OPERATING ACTIVITIES:

Cash received from sales of goods or rendering of services	12,700,663,564	19,959,969,801
Tax refunding	194,140,287	142,721,287
Other cash received relating to operating activities	280,789,807	687,661,048

Sub-total of cash inflows	13,175,593,658	20,790,352,136

Cash paid for goods and services	9,101,892,324	10,297,988,852
Cash paid to and on behalf of employees	2,596,256,809	2,550,490,410
Taxes payments	2,237,501,465	2,377,333,574
Other cash paid relating to operating activities	1,233,162,231	1,198,465,134

Sub-total of cash outflows	15,168,812,829	16,424,277,970

NET CASH FLOW FROM OPERATING ACTIVITIES	–1,993,219,171	4,366,074,166

2. CASH FLOW FROM INVESTING ACTIVITIES:

Cash received from recovery of investments
Cash received from return of investments income
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	6,256,207	875,644
Net cash received from disposal of subsidiaries and business units
Other cash received relating to investing activities	1,123,938,139	29,633,619

Sub-total of cash inflows	1,130,194,346	30,509,263

Cash paid to acquire fixed assets, intangible assets and other long-term assets	942,480,834	842,214,857
Cash paid for investments		405,000,000
Net increase of pledge loans
Net cash amounts paid by subsidiaries and other business units	802,088,570
Other cash paid relating to investing activities	126,507,090	274,369,992

Sub-total of cash outflows	1,871,076,494	1,521,584,849

NET CASH FLOW USED IN INVESTING ACTIVITIES	–740,882,148	–1,491,075,586

3. CASH FLOW FROM FINANCING ACTIVITIES:

Cash received from investors
Including: Cash received from minority shareholders of sub companies
Cash received from borrowings	4,743,182,976	3,100,000,000
Cash from issuing bonds
Other cash received relating to financing activities

Sub–total of cash inflows	4,743,182,976	3,100,000,000

Repayments of borrowings and debts	4,707,199,017	1,215,000,000
Cash paid for distribution of dividends or profits, or cash paid for interest expenses	326,059,594	526,812,906
Including: Cash paid for distribution of dividends or profits by sub companies to minority shareholders
Other cash paid relating to financing activities	11,004,536

Sub-total of cash outflows	5,044,263,147	1,741,812,906

NET CASH FLOW USED IN FINANCING ACTIVITIES	–301,080,171	1,358,187,094

4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	–38,196,331	52,113,314

5. NET INCREASE ON CASH AND CASH EQUIVALENTS	–3,073,377,821	4,285,298,988
Add: balance of Cash and cash equivalents, opening	12,799,756,736	8,154,223,809

6. Balance of Cash and cash equivalents, closing	9,726,378,915	12,439,522,797

Cash Flow Statement of the Company

The first quarter of 2013

Prepared by: Yanzhou Coal Mining Company Limited		Unit: RMB

Items	The first quarter of 2013	The first quarter of 2012

1. CASH FLOW FROM OPERATING ACTIVITIES :

Cash received from sales of goods and rendering of services	9,339,586,634	15,161,034,576
Tax refunding
Other cash received relating to operating activities	227,651,935	205,756,361

Sub-total of cash inflows	9,567,238,569	15,366,790,937

Cash paid for goods and services	6,395,732,946	8,724,850,318
Cash paid to and on behalf of employees	1,786,240,784	1,785,288,684

Taxes payments	1,845,614,896	1,881,209,563
Other cash paid relating to operating activities	1,055,146,121	730,797,215

Sub-total of cash outflows	11,082,734,747	13,122,145,780

NET CASH FLOW FROM OPERATING ACTIVITIES	–1,515,496,178	2,244,645,157

2. CASH FLOW FROM INVESTING ACTIVITIES:
Cash received from recovery of investments	161,000,000	25,000,000
Cash received from return of investments	69,347,750	47,964,836
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	856,651	560,141
Net cash amount received from the disposal of subsidiaries and other business units
Other cash received relating to investing activities	1,122,680,997

Sub-total of cash inflows	1,353,885,398	73,524,977

Cash paid to acquire fixed assets, intangible assets and other long-term assets	172,315,192	10,558,429

Cash paid for investments	1,025,515,600	405,000,000
Net cash amounts paid by subsidiaries and other business units
Other cash paid relating to investing activities	4,148,241,200	270,077,140

Sub-total of cash outflows	5,346,071,992	685,635,569

NET CASH FLOW USED IN INVESTING ACTIVITIES	–3,992,186,594	–612,110,592

3. CASH FLOW FROM FINANCING ACTIVITIES:
Cash received from investors
Cash received from borrowings	4,481,856,976	3,100,000,000
Cash from issuing bonds
Cash received relating to other financing activities	11,963,932	531,141,980

Sub–total of cash inflows	4,493,820,908	3,631,141,980

Repayments of borrowings	611,111,111	1,215,000,000
Cash paid for distribution of dividends or profits, or cash paid for interest expenses	155,934,712	244,648,745
Other cash payment relating to financing activities

Sub-total of cash outflows	767,045,823	1,459,648,745

NET CASH FLOW FROM FINANCING ACTIVITIES	3,726,775,085	2,171,493,235

4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	–2,687,593	—

5. NET INCREASE ON CASH AND CASH EQUIVALENTS	–1,783,595,280	3,804,027,800
Add: balance of Cash and cash equivalents, opening	9,388,641,216	6,014,805,642

6. Balance of Cash and cash equivalents, closing	7,605,045,936	9,818,833,442

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC